Exhibit 1.01

Fluence Energy, Inc.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2025

This Conflict Minerals Report (the “Report”) for Fluence Energy, Inc. (the "Company," "Fluence," "we," "us," or "our") for the reporting period from January 1, 2025 through December 31, 2025 (the “Reporting Period”) has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”) and Form SD. The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Conflict Minerals Rule imposes certain reporting obligations on SEC registrants who have a reason to believe that the products they manufacture, or contract to manufacture, contain conflict minerals that are necessary to the functionality or production of those products. Under the Conflict Minerals Rule, "conflict minerals" are defined by the SEC to be cassiterite, columbite-tantalite (coltan), gold, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten. Pursuant to the Conflict Minerals Rule, if an SEC registrant has reason to believe that any of those conflict minerals used in their products may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”), or the SEC registrant is unable to determine the country of origin of such conflict minerals, then the SEC registrant is required to submit a Conflict Minerals Report to the SEC that includes a description of the measures it took to exercise due diligence on the conflict minerals’ source and chain of custody.
This Report describes our inquiry and the results of the inquiry, along with our due diligence process for conflict minerals for the calendar year ended December 31, 2025. The information in this Report includes the activities of all majority-owned subsidiaries and entities that are required to be consolidated by Fluence under U.S. generally accepted accounting principles.
Cautionary Note on Forward-Looking Statements
This Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that statements in this Report that are not strictly historical statements, including without limitation, statements regarding our intentions to enhance future supplier engagement and risk mitigation efforts and strategy, improvements to due diligence and other processes and our other efforts to promote and increase our supply chain transparency, and expectations regarding future smelters and refiners participation in RMI (as defined herein) and other globally recognized auditing and reporting standards constitute forward-looking statements that involve risks and uncertainties. Actual results could differ materially from such forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, the risks and uncertainties set forth in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2025 and filed with the SEC on November 25, 2025 (the “2025 Annual Report”), as updated by any Quarterly Reports on Form 10-Q and other filings with the SEC from time to time. We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this Report to reflect circumstances existing after the date of this Report or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.
Other Notes

This Report includes information provided in response to regulatory requirements and stakeholder considerations regarding conflict minerals. However, such information is not necessarily material or relevant for any obligations under other regulations or laws, even if similar terms are used herein. Document and website references, and any information accessible thereby, are provided for convenience and are expressly not incorporated by reference into this Report nor our Form SD nor deemed filed with the SEC.
1. Introduction
The Company was formed on June 21, 2021 and completed an initial public offering on November 1, 2021. We conduct our business operations through Fluence Energy, LLC and its direct and indirect subsidiaries. Fluence Energy, LLC was formed on June 30, 2017, as a joint venture between Siemens Industry, Inc., an indirect subsidiary of Siemens AG, and AES Grid Stability, LLC, an indirect subsidiary of The AES Corporation and commenced operations on January 1, 2018.
Fluence is a global market leader delivering intelligent energy storage and optimization software for renewables and storage. Our energy storage solutions and operational services are designed to help create a more resilient grid and unlock the full potential of renewable portfolios.
During the Reporting Period, we did not directly manufacture products that contained conflict minerals necessary to the functionality or production of those products. This Report relates solely to those products that we contracted to be manufactured that may contain conflict minerals necessary to their functionality or production (the “covered products”). The covered products during the Reporting Period include our energy storage products and solutions. For a further discussion of our energy storage products and solutions, see our 2025 Annual Report. The information contained in our 2025 Annual Report is not incorporated by reference into this Report nor our Form SD and should not be considered part of this Report nor our Form SD.
2. Fluence’s Responsible Supply Chain
We are committed to responsibly sourcing all materials and components that are used in the products and solutions contracted to be manufactured by the Company and products and solutions that may be manufactured by the Company in the future. Our suppliers are expected to comply with our Code of Conduct for Fluence Business Partners and Third-Party Intermediaries (the “Supplier Code”). The Supplier Code outlines our expectations for our suppliers and includes both our commitment to conflict-free material sourcing as well as our expectations for suppliers regarding their own respective efforts in avoiding conflict minerals in their respective supply chains. We may ask our suppliers to periodically certify their compliance with the Supplier Code.
We maintain an internal process known as our “Conflict Minerals Due Diligence Program” to identify, track, and trace any potential conflict minerals within our supply chain. This initiative is designed to assess the use, sourcing, and origin of conflict minerals as well as additional battery raw materials. As part of this initiative, we have developed a Fluence Responsible Sourcing Policy and a Fluence Conflict Minerals Policy, both of which outline our expectations for suppliers regarding responsible sourcing practices and use of conflict minerals. These policies, along with our Supplier Code and other sustainability-related initiatives, are intended to discourage and prevent the use of conflict minerals and other battery raw materials linked to armed conflict, human rights violations, or environmental harm, irrespective of sourcing location. Fluence expects our suppliers to implement policies, due diligence frameworks, and management systems to ensure supply chain transparency for all materials and components used in our products. Our expectation is that these supplier-adopted due diligence policies, processes, and management systems should align with internationally recognized frameworks, such as the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and

High-Risk Areas, including the related supplements on tantalum, tin, tungsten, gold, cobalt, lithium, copper, graphite, nickel and mica (collectively, the “OECD Framework”).
Transparency of sourcing information from our supply chain is critical to our own efforts to source responsibly. Upon request, our suppliers are expected to provide us with information on their respective sourcing, due diligence efforts, and findings for all materials and components, including conflict minerals. For more information and details on our internal responsible sourcing policies, please see our Responsible Sourcing Policy, Conflict Minerals Policy and Supplier Code, all of which are available on our website at https://fluenceenergy.com/sustainability/.
3. Reasonable Country of Origin Inquiry
This Section describes the Company’s Reasonable Country of Origin Inquiry (“RCOI”) for Conflict Minerals as required by Item 1.01 of Form SD and the Conflict Minerals Rule.
As part of the Company’s RCOI, the Company conducted an internal scoping assessment to identify materials and components that are used in our products and solutions that potentially contain conflict minerals and determine which of these materials and components are subject to the Conflict Minerals Rule (the “Scoping Assessment”). This Scoping Assessment helps us focus our RCOI efforts on relevant materials and components within the scope of the Conflict Minerals Rule. Our Responsible Sourcing Team collaborated with Fluence Supply Chain team members to conduct the Scoping Assessment, in an effort to target the correct suppliers who may provide the Company with materials and components that contain conflict minerals. We then worked directly with these targeted suppliers (as defined below) to conduct the RCOI. Due to the complexity of our energy storage solutions and products, and the depth, breadth, and constant evolution of our supply chain, we do not believe it is practicable to survey all our direct and indirect suppliers.
For 2025, the Company surveyed those suppliers reasonably believed or known to have provided materials, components, or products included in our covered products that may contain conflict minerals (the “targeted suppliers”), which is 49 suppliers and all of our direct suppliers. Approximately 86% of such targeted suppliers either submitted a response to the Conflict Minerals Reporting Template (“CMRT”), made available through the Responsible Minerals Initiative (“RMI”), or responded that the products they supplied to the Company contained no conflict minerals. We continued to seek responses from our remaining targeted suppliers through April 30, 2026 in preparation of this Report. If a targeted supplier did not provide a response or provided a response we believed to be incomplete or inaccurate, the Company sent follow-up requests to individual targeted suppliers pursuant to an escalation process. If the suppliers failed to provide smelter information, we then issued a notification of non-compliance to such supplier. We reviewed completed targeted supplier responses for completeness and internal consistency. We believe that surveying targeted suppliers using their responses to the CMRT is a reasonable means of determining whether conflict minerals originated from a conflict region or helped finance armed conflict. However, there are inherent limitations in the information provided by third parties, including, but not limited to, potential inaccuracies, incompleteness, or falsified information despite our efforts to review the information. By using our supply chain due diligence processes effectively, working to drive accountability within our supply chain, and continuing our engagement and outreach efforts, we hope to continue to develop transparency into our supply chain.
4. Due Diligence Performed
We designed our due diligence measures with an aim to conform, in all material respects, to the OECD Framework. These due diligence measures take into account the OECD’s recommendations for companies in downstream segments of the supply chain, which typically are several tiers removed from, and have no direct relationship with, smelters or refiners ("SoRs"). We are many steps removed from the mining processes, we do not purchase raw ore or unrefined conflict minerals, we do not purchase minerals directly from SoRs, and we do not conduct purchasing activities directly in any of the Covered Countries.
Step 1: Company Management Systems
1.Internal Team: The Company has an internal Responsible Sourcing team within its Investor Relations and Sustainability team to lead the supplier due diligence efforts, which includes sending CMRTs to our suppliers, collecting, and evaluating their responses, following up with suppliers who we believe have provided inadequate or incorrect information, sending reminders to suppliers who have not responded, monitoring, and tracking the status of responses, and then rolling up the reports to the Company’s customers. This Responsible Sourcing team reports directly to the Vice President of Investor Relations and Sustainability and works hand-in-hand with other members of the Supply Chain, Legal, and Compliance teams in implementing the Company’s strategy and objectives with respect to responsible sourcing, ethical business practices, and social responsibility and sustainability.
2.Company Policies: The Company has adopted the following policies that demonstrate and promote our commitment to responsible sourcing, ethical business practices, and social responsibility and sustainability:
•Our Supplier Code (described in greater detail above) lays out our expectation that our suppliers globally undertake reasonable due diligence within their supply chains regarding conflict minerals.
•Our Code of Conduct & Ethics reinforces our commitment to ethical business practices and our expectations that all directors, officers, and employees will adhere to ethical behaviors and will comply with the Code of Conduct & Ethics, as well as Company policies, laws, and regulations that apply to their jobs. The Code of Conduct & Ethics is available on our website at https://ir.fluenceenergy.com/corporate-governance/governance-overview.
•Our internal Social Accountability Policy reinforces our commitment to ethical business practices. This policy sets forth our commitment to promote our global operations being conducted in a manner that maintains an inclusive workplace where people are voluntarily employed and any unlawful employment or exploitation of children is prohibited.
•Our Responsible Sourcing Policy and Conflict Minerals Policy also set forth our expectations for our suppliers on responsible sourcing and conflict minerals, both of which are described above and are available on our website at https://fluenceenergy.com/sustainability/.
3.Ethics Hotline: We also maintain an ethics hotline (described in the Company’s Code of Conduct & Ethics) which can be used to report concerns relating to the Company’s responsible sourcing and conflict minerals activities.
4.Contracts: In addition, the Fluence Supply Chain team and Legal team work to incorporate required compliance with our Supplier Code, Conflict Minerals Policy, and Responsible Sourcing Policy into our purchase orders, supply agreements, and other vendor contracts.
Step 2: Risk Identification and Assessment

Our Supply Chain team and Responsible Sourcing team work together to analyze the products and components purchased by the Company to determine whether those products and their components contain conflict minerals. The Company surveys targeted suppliers annually about the potential use and origin of conflict minerals in their respective supply chains during the RCOI, including reviewing SoR information and chain of custody information, as appropriate. The Company assesses survey responses to identify sourcing and supplier risks, and follow-up, due diligence, and risk mitigation are completed as necessary. During this assessment, the Company conducts SoR due diligence, including comparing supplier-disclosed SoRs against the RMI's list of facilities identified as conformant under the RMI Responsible Mineral Assurance Process ("RMAP").
Step 3: Risk Response Strategy
The Company conducts RCOI and due diligence on targeted suppliers using the CMRT and assesses supplier responses by analyzing each answer for completeness or inconsistencies within the data reported in the template. We follow up directly with those targeted suppliers who cannot definitively answer these questions, whose answers are ambiguous and require clarification, who fail to identify SoRs, or who fail to respond at all.
As we continue to develop and build our responsible sourcing program, we have and intend to continue to enhance supplier communication and put processes in place intended to improve due diligence data accuracy, response rate, and data completion.
Step 4: Carry out an Independent Third-Party Audit of the Supply Chain Due Diligence at Identified Points in the Supply Chain.
We use and rely on audits of SoRs conducted by third parties through RMI and supplier self-disclosures.
Step 5: Report on Supply Chain Due Diligence.
The Company’s Form SD and this Report shall be publicly available on the Company’s website at https://ir.fluenceenergy.com/.
5. Results of Due Diligence Process
For the Reporting Period, the Company surveyed those targeted suppliers reasonably believed or known to have provided materials, components, or products that may contain conflict minerals, which was 49 suppliers, all of our direct suppliers. Approximately 86% of such targeted suppliers submitted a response. Following review of the list of SoRs maintained by the RMI and the RCOI responses received from its targeted suppliers relating to conflict minerals, the Company identified a total of 672 SoRs that may be in our supply chain related to conflict minerals. These SoRs were compared to the RMI’s list of audited SoRs for conflict minerals. Of the 672 SoRs identified that may be in our supply chain, 666 SoRs were RMI listed. Of those 666 SoRs that were RMI listed, 33% were listed as RMI conformant and approximately 1% were listed as active by RMI. Additional information concerning the SoRs identified that may be in our supply chain from our targeted suppliers is provided below.

Metal	Number of total potential SoRs	Number of RMI Listed SoRs	RMI Conformant SoRs	RMI Active SoRs
Gold	259	258	92	2
Tin	219	216	52	1
Tantalum	78	77	37	1

Tungsten	116	115	37	0
Total	672	666	218	4
For those SoRs identified by our targeted suppliers for conflict minerals that were not listed on the RMI list of audited SoRs or for those SoRs which were located in the Covered Countries, we issued high-risk notifications to the respective targeted suppliers utilizing such SoRs. Additionally, notifications were sent to suppliers who did not respond or provided incomplete smelter information. In an effort to help mitigate responsible sourcing risks and enhance responsible sourcing practices, we collected leadership commitments and corrective action plans from non-RMI smelters, RMI smelters lacking conformant status, and DRC-used smelters. We further recommended that such targeted suppliers obtain independent third-party due diligence reports for any SoRs they have engaged with that fall into these high-risk categories.
We recognize the importance of greater supply chain transparency and are working to foster improvements of responsible sourcing best practices by ourselves and our suppliers. We aim to consistently engage with our suppliers to increase awareness, accountability, and transparency and are actively working to increase SoR participation in RMI and other globally recognized auditing and reporting standards.
Based on our due diligence efforts described herein, we are unable to conclusively determine the country of origin and the chain of custody of all the necessary conflict minerals in our covered products. Some of the respondents in our RCOI and due diligence processes for conflict minerals did not provide SoR information or only provided their responses at a company-wide level, rendering the Company unable to conclude whether conflict minerals from SoRs that may have been identified were actually used in Company's covered products. We also did not receive responses to our CMRT or additional due diligence inquiries from all targeted suppliers. We have therefore determined that a portion of the conflict minerals contained in our covered products may have originated from Covered Countries or may have been from recycled or scrap sources. We are, and plan to continue, working with our targeted suppliers to provide full and complete responses to our due diligence inquiries and the CMRT, as part of our efforts to promote and increase our supply chain transparency.
Because we have not described any of our covered products as “DRC conflict free”, based on guidance from the SEC's staff, we have not undertaken an independent private sector audit.
6. Due Diligence Process Improvements
We anticipate that, over time, the amount of information available globally on the traceability and sourcing of conflict minerals will increase and improve our knowledge and diligence processes. As Fluence continues to conduct due diligence on its products, as discussed above, we expect to continue to refine our responsible sourcing practices and procedures as follows:
a.The Conflict Minerals Due Diligence Program will continue to be managed by the Fluence Investor Relations and Sustainability team, with assistance from the Supply Chain, Legal, and Compliance teams.
b.Fluence intends to continue to improve its RCOI and due diligence processes.
c.Fluence intends to continue to engage with suppliers to obtain current, accurate, and complete information about their respective supply chains, chain of custody, and the SoRs.
d.Fluence intends to continue to support supply chain transparency efforts, including encouraging suppliers who reported at the company-level to report more product-level information.
e.Fluence plans to continue communicating sourcing expectations to new suppliers.
f.Fluence plans to continue to monitor industry initiatives to identify SORs in the supply chain.

g.Fluence plans to actively continue to review and develop internal responsible sourcing frameworks and policies to support our responsible sourcing goals.
h.Fluence plans to continue to use the Extended Minerals Reporting Template ("EMRT") in combination with the CMRT to survey for battery minerals, including for cobalt, lithium, copper, nickel, graphite and mica.